News Release

TransAlta Comments on Federal Plan for Coal Retirements and Coal-to-Gas Regulations

CALGARY, Alberta (November 21, 2016) – TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA; NYSE: TAC) today commented on the federal government’s announcement for the acceleration of coal retirements and plans to issue regulations covering gas-fired generation including coal units that have been converted to gas.

“Today’s announcement by the federal government is aligned with the Alberta Climate Leadership Plan for coal retirements by 2030. More importantly, this announcement provides clarity and a regulatory framework to allow the conversion of our coal fleet to gas,” said Dawn Farrell, President and Chief Executive Officer. “We have been public about the benefits of these conversions. These are low-cost investments that could lengthen the average life of our coal fleet by up to 15 years, and allow our existing coal fleet to be transformed to the lowest cost source of capacity in the Alberta market,” added Mrs. Farrell.

Background Information:

TransAlta’s net capacity ownership of coal-fired generation in Alberta totals approximately 3,600 megawatts; of which approximately 2,900 megawatts were set to retire before 2030 under the Federal 50-year rule. Under the newly announced federal regulation, some of these coal plants could be converted to gas-fired and would be allowed to run for a 15-year period or until 2045, whichever comes first.

About TransAlta Corporation:

TransAlta Corporation (“TransAlta”) is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada’s Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

Cautionary Statement Regarding Forward Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: the implementation of the federal government’s regulations, including as it pertains to coal units being converted to gas-fired units; that such converted gas-fired units can run for a 15-year period or until 2045, whichever comes first; the expected alignment of the federal regulations with the Alberta Climate Leadership Plan; the ability of coal-to-gas conversion to lengthen the average life of the Company’s coal fleet by up to 15 years; and the coal-to-gas conversions to allow the Company’s existing coal fleet to become the lowest cost source of capacity in the Alberta market.  By their nature, forward-looking information requires us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking information will not prove to be accurate and readers are cautioned not to place undue reliance on our forward-looking information as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; legislative or regulatory developments and their impacts, including the outcome of the coal-fired generation transition under the Alberta Climate Leadership Plan; increasingly stringent environmental requirements and their impacts; increased competition; changes in prevailing interest rates; and general economic conditions in the geographic areas where we operate.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information: Investor Inquiries:	Media Inquiries:
Jaeson Jaman Manager, Investor Relations Phone: 1-800-387-3598 in Canada and U.S. Email: investor_relations@transalta.com	Stacey Hatcher Manager, Communications Toll-free media number: 1-855-255-9184 Email: ta_media_relations@transalta.com